EXHIBIT 99.39

                                 PRESS RELEASE


               BANRO ACQUIRES TITLE TO ADDITIONAL PROPERTY IN DRC


Toronto, Canada, December 23, 2003 - Banro Corporation (the "Company") (TSX Venture symbol - "BNR") announces it has received formal title to Prospecting Permit applications recently submitted to the Mining Cadastral for approximately 11,000 square kilometers, or 4,200 square miles, in the Lubero region of the Democratic Republic of the Congo (the "DRC"). The acquisition of the "Lubero Project" was made under the DRC's new Mining Code and is located approximately 350 kilometers north of the Company's Twangiza-Namoya gold project.

Information obtained from the Company's extensive library of Congolese geological data indicates the property has experienced significant alluvial platinum and gold mining activity over the past century and is highly prospective for the discovery of primary deposits.

Future plans for this expanded exploration portfolio will be released in early 2004.

For further information, please visit our website at www.banro.com or contact:

Arnold Kondrat
Executive Vice President
Tel: (416) 366-2221


Banro is a Canadian-based gold exploration company focused on the exploration of its wholly-owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.